August 26, 2024

Paul Nungester
Chief Financial Officer
Premier Financial Corp.
601 Clinton Street
Defiance, OH 43512

       Re: Premier Financial Corp.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 000-26850
Dear Paul Nungester:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance